UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FIRST COLOMBIA GOLD CORP.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

_________________
(CUSIP Number)

FILING JOINTLY:

MR. PIERO SUTTI-KEYSER
and
MR. GORDAN SREDL

Paseo de Bernardez #59, Fracc, Lomas de Bernardez
Guadalupe 98610, Zac, Mexico
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[    ]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

1           NAME OF REPORTING PERSON:

Mr. Piero Sutti-Keyser – Chief Executive Officer & Director of First Colombia Gold Corp.
Mr. Gordan Sredl – Director of First Colombia Gold Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)  [   ]     (b) [X]

3           SEC USE ONLY

4           SOURCE OF FUNDSOO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Piero Sutti-Keyser – Mexico; Mr. Gordan Sredl - Mexico

		PIERO SUTTI-KEYSER	GORDAN SREDL

	7. Sole Voting Power	100,000 – Common	0 – Common
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		4,545,600 – Class A Preferred(1)	4,000,000 – Class A Preferred (1)

	8. Shared Voting Power (2)	1,000,000 – Class B Preferred (3)	1,000,000 – Class B Preferred (3)

	9. Sole Dispositive Power	100,000 – Common	0 – Common
		4,545,600 – Class A Preferred	4,000,000 – Class A Preferred

	10. Shared Dispositive Power (2)	1,000,000 – Class B Preferred	1,000,000 – Class B Preferred

(1)   Each share of Class A Preffered Stock has the voting equivalent of 2 shares of common stock.  Mr. Sutti-Keyser Series Class A Preferred Shares are equal to 9,091,200 shares of common stock and Mr. Sredl’s Class A Preferred Shares are equal to 8,000,000 shares of common stock.

(2)   On January 20, 2014, Mr. Piero Sutti-Keyser and Mr. Gordan Sredl entered into a Voting Agreement which provides that at any vote of the common stockholders during the time in which they hold shares of the Class B Preferred that they shall vote the shares of the Class B Preferred, held by them individually, collectively to ensure that persons designated by themselves shall be elected to the Company’s Board of Directors through the control of the common stock through the voting majority preference of the Class B Preferred Shares.

(3)    The Class B Preferred Shares are lower in rank to the Class A Preferred Shares, but senior in rank to the Company’s common shares.  The Class B Preferred Shares have a voting equivalent approximately 60% of the issued and outstanding common stock.

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Piero Sutti-Keyser - 100,000 shares of common stock; 4,545,600 shares of Class A Preferred, 1,000,000 shares of Class B Preferred

Gordan Sredl – 0 shares of common stock, 4,000,000 shares of Class A Preferred, 1,000,000 shares of Class B Preferred

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Piero Sutti-Keyser - <0.01% common stock, 11.14% Class A Preferred, 50% Class B Preferred
Gordan Sredl – 0% common stock, 9.8% Class A Preferred, 50% Class B Preferred

14           TYPE OF REPORTING PERSON

                Piero Sutti-Keyser – IN ; Gordan Sredl - IN

ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.00001 par value Common Stock, shares of $0.001 par value Class A Preferred Stock, and $0.001 par value of Class B Preferred Stock of First Colombia Gold Corp., a Nevada Corporation.  The address of its principal office is Paseo de Bernardez #59, Fracc, Lomas de Bernardez, Guadalupe 98610, Zac, Mexico.
.
ITEM 2.   IDENTITY AND BACKGROUND.

a)           This statement on Schedule 13D is being filed on behalf of Piero Sutti-Keyser, an individual.  The address of Mr. Piero Sutti-Keyser is c/o First Colombia Gold Corp., Paseo de Bernardez #59, Fracc, Lomas de Bernardez, Guadalupe 98610, Zac, Mexico.

Mr. Piero Sutti-Keyser was appointed to serve as a member of the board of directors of First Colombia Gold Corp. in October 2011 and has served as Chief Executive Officer and Principal Executive Officer since February 24, 2012.

Mr. Piero Sutti-Keyser has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Piero Sutti-Keyser has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Piero Sutti-Keyser is a citizen of Mexico.

b)           This statement on Schedule 13D is being filed on behalf of Gordan Sredl, an individual.  The address of Mr. Gordan Sredl is c/o First Colombia Gold Corp., Paseo de Bernardez #59, Fracc, Lomas de Bernardez, Guadalupe 98610, Zac, Mexico

Mr. Gordan Sredl was appointed to serve as a member of the board of directors of First Colombia Gold Corp. on February 24, 2012.

Mr. Gordan Sredl has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Gordan Sredl has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Gordan Sredl is a citizen of Croatia..

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

On January 20, 2014, First Colombia Gold Corp. issued 2,000,000 shares of its Class B Preferred Stock in exchange for the settlement of debt of approximately $20,000.  Mr. Piero Sutti-Keyser received 1,000,000 Class B Preferred shares and Mr. Gordan Sredl received 1,000,000 Class B Preferred shares.  Mr. Peiro Sutti-Keyser is the Chief Executive Officer and Director of First Colombia Gold Corp.  Mr. Sredl is a Director of First Colombia Gold Corp.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Mr. Piero Sutti-Keyser and Mr. Gordan Sredl are direct holders of the shares of the Company and as such have the ability to vote the shares.  In addition, Mr. Piero Sutti-Keyser is CEO and Director and Mr. Gordan Sredl is a Director, as such they influence the following corporate activities:

a)	The acquisition by any person of additional securities of First Colombia Gold Corp.;

b)
An   extraordinary   corporate   transaction,   such   as  a   merger, reorganization   or   acquisition,   involving  First Colombia Gold Corp.  First Colombia Gold Corp intends to amend its Articles of Incorporation to affect a reverse split of 1 new share of common stock for every 500 old shares of common stock.;

c)	A sale or transfer of a material amount of assets of First Colombia Gold Corp. or any of its subsidiaries;

d)
A change in the present  board of directors or  management  of First Colombia Gold Corp. including  any  plans or  proposals   to change  the  number of term or directors or to fill any existing vacancies on the board;

e)	A material change in the present capitalization of First Colombia Gold Corp.;

f)	Any other material change in First Colombia Gold Corp.’s business or corporate structure;

g)	Changes in First Colombia Gold Corp.’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Colombia Gold Corp. by any person;

h)	Not Applicable;

i)	Not Applicable; or

j)	Any action similar to any of those enumerated above.

The Reporting Person(s) may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of First Colombia Gold Corp.’s common stock reported below is based on the statement that as of January __, 2014 there were 579,04,243 shares of First Colombia Gold Corp.’s common stock issued and outstanding.

a)

(1) Mr. Piero Sutti-Keyser beneficially owns or may be deemed to beneficially own shares of First Colombia Gold Corp.’s common stock as follows:

No. of Shares                                           % of Class
-----------------                                           -------------
Common Shares                   100,000                                                     <0.01%
-----------------                                           -------------
100,000                                                     <0.01%

No. of Shares                                           % of Class
-----------------                                           -------------
Class A Preferred (1)           4,545,600                                                   11.14%
-----------------                                           -------------
4,545,600                                                   11.14%

No. of Shares                                           % of Class
-----------------                                           -------------
Class B Preferred (3,2)         1,000,000                                                  50%
-----------------                                           -------------
1,000,000                                                  50%
_________________

(1)	Mr. Sutti-Keyser holds a total of 4,545,600 shares of Class A Preferred with a voting equivalent of 9,091,200 shares of common stock.
(2)
The Class B Preferred Shares are lower in rank to the Class A Preferred Shares, but senior in rank to the Company’s common shares.  The Class B Preferred Shares, as a group, have a voting equivalent of approximately 60% of the issued and outstanding common stock.

(3)
On January 20, 2014, Mr. Sutti-Keyser and Mr. Sredl entered into a Voting Agreement which provides that at any vote of the common stockholders during the time in which they hold shares of the Class B Preferred that they shall vote the shares of the Class B Preferred, held by them individually, collectively to ensure that persons designated by themselves shall be elected to the Company’s Board of Directors through the control of the common stock through the voting majority preference of the Class B Preferred Shares.

(2) Mr. Gordan Sredl beneficially owns or may be deemed to beneficially own shares of First Colombia Gold Corp.’s common stock as follows:

No. of Shares                                           % of Class
-----------------                                           -------------
Common Shares                   0                                                                0%
-----------------                                           -------------
0                                                                0%

No. of Shares                                           % of Class
-----------------                                           -------------
Class A Preferred (1)           4,000,000                                                  9.8%
-----------------                                           -------------
4,000,000                                                 9.8%

No. of Shares                                           % of Class
-----------------                                           -------------
Class B Preferred (2,3)         1,000,000                                                  50%
-----------------                                           -------------
1,000,000                                                  50%
________________

(1)	Mr. Sredl holds a total of 4,000,000 shares of Class A Preferred with a voting equivalent of 8,000,000 shares of common stock.
(2)
The Class B Preferred Shares are lower in rank to the Class A Preferred Shares, but senior in rank to the Company’s common shares.  The Class B Preferred Shares, as a group, have a voting equivalent of approximately 60% of the issued and outstanding common stock.

(3)
On January 20, 2014, Mr. Sutti-Keyser and Mr. Sredl entered into a Voting Agreement which provides that at any vote of the common stockholders during the time in which they hold shares of the Class B Preferred that they shall vote the shares of the Class B Preferred, held by them individually, collectively to ensure that persons designated by themselves shall be elected to the Company’s Board of Directors through the control of the common stock through the voting majority preference of the Class B Preferred Shares.

b) For information regarding the number of shares of First Colombia Gold Corp.’s common stock to which Mr. Piero Sutti-Keyser and Mr. Gordan Sredl hold or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.
c) Other than as set forth herein, there have been no other transactions in shares of First Colombia Gold Corp.’s common stock effected by Mr. Piero Sutti-Keyser or Mr. Gordan Sredl during the past 60 days.
d) Not applicable.
e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Piero Sutti-Keyser and Mr. Gordan Sredl have  no  other contracts,  arrangements,   understandings  or relationships  (legal or  otherwise)  with  other  persons  with  respect to the securities of First Colombia Gold Corp., other than as described in this statement on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

10.1	Statement of Piero Sutti-Keyser and Gordan Sredl as to the joint filing of Schedule 13D, dated January 20, 2014.

10.2	Voting Agreement between Piero Sutti-Keyser, Gordan Sredl and First Colombia Gold Corp. dated January 20, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 24, 2014

PIERO SUTTI-KEYSER

/s/   Piero Sutti-Keyser
        Piero Sutti-Keyser, Individually

GORDAN SREDL

/s/   Gordan Sredl
Gordan Sredl, Individually